100 N Tryon Street
Charlotte, NC 28255

February 22, 2022

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Notice of disclosure filed in the Annual Report on Form 10-K for the fiscal year ended December 31, 2021 under Section 13(r) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

Pursuant to Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Bank of America Corporation has made disclosure pursuant to such provision in its Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the U.S. Securities and Exchange Commission on February 22, 2022.

Sincerely,

Bank of America Corporation

By:	/s/ Ross E. Jeffries, Jr.
Ross E. Jeffries, Jr.
Deputy General Counsel and Corporate Secretary